"Public"

SE

17005806

SEC Processing Section

FEB 27 2017

Washington DC
416

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FORM X-17A-5
PART III

SEC FILE NUMBER
8-69699

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hilco Corporate Finance, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5 Revere Drive
(No. and Street)

Northbrook	IL	60062
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Plante & Moran PLLC
(Name – *if individual, state last, first, middle name*)

10 South Riverside Plaza	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Jason R. Frank, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hilco Corporate Finance, LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

LAUREN SAMITCHKOV
Official Seal
Notary Public - State of Illinois
My Commission Expires Apr 12, 2020

Signature

Principal Executive Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Hilco Corporate Finance, LLC

Annual Financial Statements

Year Ended December 31, 2016

(FILED AS PUBLIC INFORMATION PURSUANT TO RULE 17a-5(d) UNDER
THE SECURITIES EXCHANGE ACT OF 1934)

Hilco Corporate Finance, LLC
Annual Financial Statement Index
Year Ended December 31, 2016

plante moran

Plante & Moran, PLLC
10 South Riverside Plaza
9th floor
Chicago, IL 60606
Tel: 312.207.1040
Fax: 312.207.1066
plantemoran.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Hilco Corporate Finance, LLC

We have audited the accompanying statement of financial condition of Hilco Corporate Finance, LLC (a Delaware corporation) (the "Company") as of December 31, 2016 and the related notes to the financial statement. This financial statement is the responsibility of Hilco Corporate Finance, LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Hilco Corporate Finance, LLC as of December 31, 2016 in accordance with accounting principles generally accepted in the United States of America.

Plante & Moran, PLLC

Chicago, Illinois
February 20, 2017

Hilco Corporate Finance, LLC
Statement of Financial Condition
December 31, 2016

ASSETS

Cash & cash equivalents	$	88,520
Other assets		6,910
Total Assets	**$**	**95,430**

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:		
Due to affiliate	$	3,245
Due to parent		8,955
Total Liabilities	$	12,200
MEMBER'S EQUITY		83,230
Total Liabilities and Member's Equity	**$**	**95,430**

The accompanying notes to the financial statements are an integral part of this statement.

1. ORGANIZATION

Hilco Corporate Finance, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly owned subsidiary of Hilco Valuation Services, LLC (the "Parent"). The Company was formed on March 9, 2015 as a limited liability company in accordance with the laws of the state of Delaware. The Company received its initial capital contribution on January 5, 2016. The firm was approved as member of FINRA on August, 18, 2016. The primary business of the Company is to provide services in the areas of mergers and acquisitions and private capital raising.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting policies and reporting practices of the Company conform to the practices in the broker-dealer industry and are in accordance with accounting principles generally accepted in the United States of America.

Government and Other Regulation
The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations, including the SEC and FINRA. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations. As a registered broker dealer, the Company is subject to the SEC's net capital rules (Rule 15c3-1) which require that the Company maintain a minimum net capital, as defined. The Company will operate in accordance with the exemptive provisions of paragraph (k): (2) (i) and (2) (ii) of SEC Rule 15c3-3.

Cash and Cash Equivalents
The Company considers all highly liquid debt instruments having original maturities of three months or less at the date of purchase to be cash equivalents. The Company may, during the ordinary course of business, maintain account balances with banks in excess of federally insured limits. The Company has not experienced losses on these accounts, and management believes that the Company is not exposed to significant risks on such accounts. At December 31, 2016, the cash and cash equivalents were held in interest bearing accounts at JPMorgan Chase Bank totaling $87,709. The Company also held cash in the Flex-Funding account with FINRA in the amount of $811 at December 31, 2016.

Revenue Recognition
The Company recognizes revenue as earned when collection is reasonably assured.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at December 31, 2016 and revenues and expenses during the period then ended. The actual outcome of the estimates could differ from the estimates made in the preparation of the statements.

Income Taxes
No provisions have been made for income taxes since the Company is a single member limited liability company and is considered a disregarded entity for income tax purposes. The sole member is liable for income taxes based on the Company's taxable income.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes (continued)
The Company recognizes and measures tax provisions taken or expected to be taken in its tax return based on their technical merit and assesses the likelihood that the positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. Interest and penalties on tax liabilities, if any, would be recorded in expenses.

The U.S. Federal jurisdiction and the state of Illinois are the major tax jurisdictions where the Company files income tax returns. The Company is subject to U.S. Federal or state examinations by tax authorities for all periods since its inception.

Recent Accounting Pronouncements
In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. 2014-09 (ASU 2014-09) "Revenue from Contracts with Customers." ASU 2014-09 supersedes the revenue recognition requirements in "Revenue Recognition (Topic 606)", and requires entities to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. As currently issued and amended, ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period, though early adoption is permitted for annual reporting periods beginning after December 15, 2016. The effect of adopting this update is not expected to be material to the Company's financial statements.

3. RELATED PARTIES

The Company and its Parent have entered into an agreement whereby they share office space and office services. The cost of such space and services are allocated between the entities. Any amounts owed are due on demand and bear no interest. At December 31, 2016, the Company had recorded a liability of $8,955 which is due to its Parent for such services. The amount of expenses allocated to the Company during 2016 was $8,955.

During 2016, Hilco Trading, LLC, an affiliate of the Company, advanced funds for payment of expenses to the Company. The advances totaled $3,245 and were recorded as a liability at December 31, 2016.

4. NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission's Net Capital Rule (Rule 15c3-1), which requires that the Company maintain Net Capital (as defined in the Rule) equal to the greater of $5,000 or 1500% of Aggregate Indebtedness (also as defined), and requires that the ratio of Aggregate Indebtedness to net capital shall not exceed 15 to 1. At December 31, 2016, the Company's net capital requirement was $5,000. The Company's Net Capital was $76,320 which was above the required Net Capital by $71,320. At December 31, 2016, the Company's ratio of Aggregate Indebtedness to Net Capital was .1599 to 1.

Hilco Corporate Finance, LLC
Notes to Financial Statements
Year Ended December 31, 2016

5. COMMITMENTS AND CONTINGENCIES

The Company is exposed to various asserted and unasserted potential claims encountered in the normal course of business. As of December 31, 2016 and through the date of this report there were no such claims.

6. SUBSEQUENT EVENTS

The subsequent events for the Company have been evaluated by management through February 20, 2017, the date financial statements were available to be issued. It was determined that there were no subsequent events to recognize in the financial statements.